WRITER'S DIRECT DIAL NUMBER 212-373-3026 WRITER'S DIRECT FACSIMILE 212-492-0026 WRITER'S DIRECT E-MAIL ADDRESS jdubin@paulweiss.com

June 5, 2012

VIA EDGAR

United States Securities and Exchange Commission
Mail Stop 3720
100 F St. NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Emmis Communications Corporation
Revised Preliminary Proxy Statement, Filed May 21, 2012
File No. 000-23264

Dear Mr. Spirgel:

On behalf of our client, Emmis Communications Corporation, we are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to Jeffrey H. Smulyan, Chief Executive Officer of Emmis Communications Corporation (“Emmis” or the “Company”) dated May 31, 2012 (the “Comment Letter”) regarding the above-referenced Revised Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”).  The Company submits in electronic form for filing the accompanying Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A with the Commission (“Amendment No. 3”).

Amendment No. 3 reflects the responses to comments received from the Staff with respect to Amendment No. 2 in the Comment Letter.  For your convenience, we have set forth below the Staff’s comments in bold typeface followed by our response thereto.  Unless otherwise indicated, caption references and page numbers refer to the captions and pages contained in Amendment No. 3.  Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in Amendment No. 3.

General

1.
We note your response to comment 1 from our letter dated April 26, 2012 and are unable to agree.  In our view, the changes that are being proposed would fundamentally change the Preferred Stock to the detriment of the existing Preferred Stockholders.  We especially note that if the amendments are adopted the outstanding Preferred Stock—currently similar to debt securities—will be rendered essentially common stock, the $50 liquidation preference notwithstanding.  Therefore, we cannot agree that the Proposed Amendments do not constitute a new offer of securities to existing Preferred Stockholders.  Please register the transaction under the Securities Act in connection with this proxy solicitation or tell us the exemption from registration upon which you are relying.

The Company respectfully disagrees with the Staff’s view and continues to believe that the Proposed Amendments do not constitute an offer of a new security for the reasons provided in the Company’s response to comment 1 of the Staff’s letter dated April 26, 2012.  Nevertheless, to the extent the Proposed Amendments are deemed to constitute an offer of a new security, the Company submits to the Staff that it would rely on Section 3(a)(9) of the Securities Act of 1933 which would exempt from Securities Act registration any new security deemed to be created by the Proposed Amendments.

Under Section 3(a)(9) of the Securities Act, any security issued in an exchange by the issuer thereof with its existing security holders, where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange, is considered exempted from the registration requirements of the Securities Act.  If the Proposed Amendments are characterized as an offer of a new security for purposes of the Securities Act, then the new security would meet the criteria of Section 3(a)(9) of the Securities Act as it would constitute a security offered in an exchange between Emmis and its existing security holders, and no commission or other remuneration will have been paid directly or indirectly to any party for soliciting such exchange.  Accordingly, if the Proposed Amendments constitute an offer of a new security, any such new security is exempt from registration under the Securities Act.

Background, page 12

2.
We note your responses to comments 6 and 7 from our letter dated April 26, 2012. Please clarify how much cash and stock will be required to repay the Notes in February 2015.  For comparison purposes, disclose the total current amount of undeclared dividends in arrears for all outstanding shares of Preferred Stock.

In response to the Staff’s comment, the Company has added disclosure to pages 4 and 13 of Amendment No. 3 to include the total current amount of accumulated but undeclared dividends in arrears for all issued and outstanding shares of Preferred Stock and the amount of cash required to repay the Notes in February 2015, respectively.

3.
We note your response to comment 14 from our letter dated April 26, 2012.  We note from page 16 you will proceed with shareholder votes on the Proposed Amendments if the court does not enjoin you from doing so even if, as of the voting date, no final judgment has been entered on your counterclaim or in the federal court case.  Revise to explain the legal effects of holding the shareholder vote and filing the appropriate amendments to the Articles of Incorporation with the Secretary of State while the litigation is pending.  Explain whether the Proposed Amendments will be effective upon filing or whether any special action is required by the Secretary of State because of the pending litigation.  Also, explain the consequences of holding the vote and filing the amendments after winning on your counterclaim.  Disclose what would happen if you did not receive a favorable ruling after holding the vote.  We note you state you will review the findings not in your favor and evaluate whether any changes need to be made to the Proposed Amendments.  Please disclose whether this means you would reverse any changes under the Proposed Amendments.

The Company has amended the disclosure on page 16 of Amendment No. 3 to respond to the Staff’s comment.  The Company also respectfully advises the Staff that on May 31, 2012, the United States District Court for the Southern District of Indiana (the “U.S. District Court”) entered an order (a) requiring that the court be notified upon the Company’s filing of a definitive proxy statement in connection with the Proposed Amendments; and (b) stating that the court will set the Lock-Up Group’s preliminary injunction motion for hearing on a date that is within thirty days of the court being so notified.  Further, on June 1, 2012, the Company and the Lock-Up Group agreed that the shareholder vote on the Proposed Amendments will be scheduled for a date that is at least thirty days after the filing of the definitive proxy statement.

4.
We note your added disclosure on page 18 indicating that the Proposed Amendments would increase the ability of the Company and common stockholders to accomplish a going private transaction. Confirm through additional disclosure that management has no current plans to take the company private.

In response to the Staff’s comment, the Company has added disclosure to page 18 of Amendment No. 3 to confirm that management has no current plans to take the Company private.

Additionally, per your request, the Company hereby acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (212) 373-3026.

Sincerely,

/s/ James M. Dubin
James M. Dubin

Enclosures

cc:	J. Scott Enright Executive Vice President, General Counsel and Secretary Emmis Communications Corporation